31 West 52nd St. New York, NY 10019 TEL +1 212 878 8000 FAX +1 212 878 8375 www.CliffordChance.com DAVID YERES DIRECT TEL +1 212 878 8075 DIRECT FAX +1 212 878 8375 David.Yeres@CliffordChance.com

July 10, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Howard Efron

Re: iShares® Diversified Alternatives Trust

Dear Mr. Efron:

On behalf of iShares® Delaware Trust Sponsor, LLC (the “Sponsor”), in its capacity as sponsor of the iShares® Diversified Alternatives Trust, a trust to be formed under the provisions of the Delaware Statutory Trust Act (the “Trust”), transmitted herewith for your review and comment via the Securities and Exchange Commission’s EDGAR system are the revised forms of the financial statements that the Sponsor proposes to use in connection with the financial reporting obligations of the Trust (the “Financial Statements Forms”). Shares of the Trust are expected to be offered on a continuous basis pursuant to a registration statement on Form S-1 (Registration Statement No. 333-153099) (the “Registration Statement”).

Courtesy copies of Pre-Effective Amendment No.4 to the Registration Statement and the responses to the staff’s comments to Pre-Effective Amendment No. 3 are attached to the hard copy of this letter.

If you have any comments or questions regarding the Financial Statements Forms, you may contact me at 212-878-8075 or Edgard Alvarez at 202-912-5007.

Very truly yours,

David J. Yeres

enclosures

Cc:	Matthew J. Fitzgerald, Esq.
Chatchai Vorasarun

iShares® Diversified Alternatives Trust

Statement of Financial Condition

April xx, 2009

April xx, 2009
Assets
Current Assets
Cash and cash equivalents	$	xx
Cash denominated in foreign currencies (Cost $ xx)		xx
Short-term investments		xx
Net variation margin receivable		xx
Unrealized appreciation on forward currency contracts		xx
Interest receivable		xx

Total Assets	$	xx

Liabilities and Shareholder’s Capital
Current Liabilities
Net variation margin payable	$	xx
Sponsor’s fee payable		xx
Unrealized depreciation on forward currency contracts		xx

Total Liabilities		xx

Commitments and Contingent Liabilities (Notes 6 and 7)		—

Shareholder’s Capital
Redeemable capital shares, no par value, unlimited amount authorized – xx outstanding (at redemption value)		xx

Total Shareholder’s Capital		xx

Total Liabilities and Shareholder’s Capital	$	xx

See notes to financial statements.

iShares® Diversified Alternatives Trust

Statement of Operations

For the Period ended April xx, 2009

Period ended April xx, 2009
Investment Income
Interest	$	xx
Transaction fee income		xx

Total investment income		xx

Expenses
Sponsor’s fee		xx
Brokerage commissions and fees		xx

Total expenses		xx

Net investment income		xx

Realized and Unrealized Gain (Loss)
Net realized gain (loss) on:
Short-term investments		xx
Forward currency contracts		xx
Futures contracts		xx
Foreign currency transactions		xx
Net change in unrealized gain (loss) on:
Forward currency contracts		xx
Futures contracts		xx
Foreign currency translations		xx

Net realized and unrealized gain (loss)		xx

Net gain (loss)	$	xx

Net gain (loss) per share	$	xx.xx
Weighted-average shares outstanding		xxx,xxx,xxx

See notes to financial statements.

iShares® Diversified Alternatives Trust

Statement of Changes in Shareholder’s Capital

For the Period ended April xx, 2009

Period ended April xx, 2009
Shareholder’s Capital, beginning of period	$	xx
Contributions		xx
Redemptions		xx
Net investment income		xx
Net realized gain (loss) on:
Short-term investments		xx
Forward currency contracts		xx
Futures contracts		xx
Foreign currency transactions		xx
Net change in unrealized gain (loss) on:
Forward currency contracts		xx
Futures contracts		xx
Foreign currency translations		xx

Shareholder’s Capital, end of period	$	xx

See notes to financial statements.

iShares® Diversified Alternatives Trust

Statement of Cash Flows

Period ended April xx, 2009

Period ended April xx, 2009
Cash flows from operating activities
Net gain (loss)	$	xx
Adjustments to reconcile net gain (loss) to net cash used in operating activities:
Purchases of short-term investments		xx
Proceeds from sales/maturities of short-term investments		xx
Accretion of discount		xx
Net realized (gain) loss on short-term investments		xx
Net realized and unrealized (gain) loss on foreign currency transactions		xx
Change in operating assets and liabilities:
Cash denominated in foreign currencies		xx
Interest receivable		xx
Net variation margin payable		xx
Sponsor’s fee payable		xx
Unrealized depreciation on forward currency contracts		xx

Net cash used in operating activities		xx

Cash flows from financing activities
Contributions		xx
Redemptions		xx

Net cash provided by financing activities		xx

Net increase in cash and cash equivalents		xx

Cash and cash equivalents
Beginning of period		xx

End of period	$	xx

See notes to financial statements.

iShares® Diversified Alternatives Trust

Schedule of Investments

April xx, 2009

Face Amount		Security Description	Fair Value
United States Treasury Bills – xx.xx%*

$	xx	x.xx% - x.xx% due x/xx/xx	$	xx

	xx	x.xx% - x.xx% due x/xx/xx		xx

		Total United States Treasury Bills	$	xx

*	Percentage is based on shareholder’s equity.

As of April xx, 2009, open forward currency contracts held by the Trust were as follows:

Settlement Date	Type of Currency to be Delivered	Amount of Currency to be Delivered		Type of Currency to be Received	Currency to be Received		Net Unrealized Gain (Loss)
x/x/xx	xxx	$	xxx	xxx	$	xxx	$	xxx

x/x/xx	xxx		xxx	xxx		xxx		xxx

						Total		xxx

As of April xx, 2009, open futures contracts held by the Trust were as follows:

Contract Type	Number of Contracts	Expiration Date	Notional Amount		Net Unrealized Gain (Loss)
xxx	xxx	x/x/xx	$	xxx	$	xxx

xxx	xxx	x/x/xx		xxx		xxx

				Total		xxx

See notes to financial statements.

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

1 - Organization

The iShares® Diversified Alternatives Trust, or the “Trust,” is a Delaware statutory trust organized under the laws of the State of Delaware on April xx, 2009 and commenced operations on April xx, 2009. The Trust holds long and/or short positions in foreign currency forward contracts and exchange-traded futures contracts involving assets such as commodities, currencies, interest rates and certain eligible stock and/or bond indices. Investments for the Trust’s portfolio are selected by Barclays Global Fund Advisors (the “Advisor”), following investment strategies that utilize quantitative methodologies to identify potentially profitable discrepancies in the relative values or market prices of one or more assets.

The investment objective of the Trust will be to maximize absolute returns from its investments in certain futures and/or forward contracts selected by the Advisor following strategies that utilize quantitative methodologies to identify potentially profitable discrepancies in the relative values or market prices of one or more commodities, currencies, interest rates and certain eligible stock and/or bond indices while seeking to reduce the risks and volatility inherent in these investments by taking long and short positions in historically correlated assets. The Trust also expects to earn interest on the assets used to collateralize its trading positions. The return on assets in the Trust, if any, is not intended to track the performance of any index or other benchmark.

The Trust is a commodity pool, as defined in the Commodity Exchange Act (the “CEA”) and the applicable regulations of the Commodity Futures Trading Commission (the “CFTC”), and is operated by the Sponsor, iShares® Delaware Trust Sponsor LLC, a commodity pool operator registered with the CFTC. The Sponsor is an indirect subsidiary of Barclays Bank PLC. The Advisor, an indirect subsidiary of Barclays Bank PLC, serves as the commodity trading advisor of the Trust and is registered under the CEA.

The Trust is not an investment company registered under the Investment Company Act of 1940, as amended.

2 - Summary of Significant Accounting Policies

A.	Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

B.	Investment in Forward and Futures Contracts

A forward contract is an agreement between two parties, one of whom undertakes to purchase from or sell to the other, on a specified future date, a specified quantity of a specified asset at a specified location in exchange for a specified purchase price. The types of assets involved may vary from foreign currencies to physical commodities and financial assets such as bonds or interest rates. Unlike futures contracts, forward contracts are usually the subject of negotiation between the parties involved. As a result, forward contracts may have a variety of maturities and involve different amounts of the specified asset.

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

Futures contracts are standardized forward contracts traded on an exchange. As such, futures contracts and the parties to a futures contract are subject to the regulations of the exchange where the contracts trade. Each exchange may impose certain margin requirements, setting forth the minimum amount of funds that must be deposited by a futures trader with the futures commission merchant in order to initiate futures trading or to maintain an open position in futures contracts.

Forward and futures contracts are derivative instruments and are valued at fair value in accordance with Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). The Trust’s derivatives are not designated as hedges, and all changes in the fair value are reflected in the Statement of Operations. The current market value of all open futures contracts, whether traded on a United States exchange or a non-United States exchange, will be determined by State Street Bank & Trust Company , as the “Trust Administrator,” based upon the settlement price for that particular futures contract traded on the applicable exchange on the date with respect to which net asset value is being determined provided, that if a futures contract could not be liquidated on such day, due to the operation of daily limits (if applicable) or other rules, procedures or actions of the exchange upon which that position is traded or otherwise, the settlement price on the most recent day on which the position could have been liquidated will be the basis for determining the market value of such position for such day.

The current market value of all open forward contracts will be based upon the prices determined by the Trust Administrator utilizing data from an internationally recognized valuation service for assets of that nature.

The investment objective of the Trust will be to maximize absolute returns from its investments in certain futures and/or forward contracts selected by the Advisor following strategies that utilize quantitative methodologies to identify potentially profitable discrepancies in the relative values or market prices of one or more commodities, currencies, certain eligible stock and/or bond indices, interest rates and sovereign, private and mortgage- or asset-backed debt instruments, and seek to reduce the risks and volatility inherent in these investments by taking long and short positions in historically correlated assets. In pursuing its investment objectives, the Trust is subject to equity and commodity price risk, interest rate risk and foreign currency exchange rate risk.

For futures contracts, counterparty credit risk is minimized since futures contracts are exchange-traded and the exchange’s clearinghouse, as counterparty to all exchange-traded futures contracts, guarantees the futures against default. Forward contracts are not exchange-traded, and are therefore subject to counterparty credit risk.

Please refer to Note 9 for additional disclosures regarding the Trust’s investments in forwards and futures contracts.

A.	Cash and Cash Equivalents

The Trust defines cash and cash equivalents to be highly liquid investments with original maturities of three months or less.

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

B.	Foreign Currencies

The Trust may hold foreign currencies as collateral for futures contracts traded on exchanges located outside the United States. Foreign currencies are translated into U.S. dollars at the prevailing spot exchange rate. Net realized gain or loss on foreign currency transactions on the Statement of Operations arise from the sale of foreign currencies. Net change in unrealized gain or loss on foreign currency translation on the Statement of Operations arise from changes in foreign currency values resulting from changes in exchange rates during the period.

C.	Short-Term Investments

Short-term investments on the statement of financial condition consist principally of short-term fixed income securities with original maturities of one year or less. These investments are valued at fair value.

D.	Securities Transactions, Income and Expense Recognition

Securities transactions are accounted for on the trade date. Realized gains and losses on investment transactions are determined using the specific identification method. Other income and expenses are recognized on the accrual basis.

E.	Transaction fee income

A transaction fee is paid by the Authorized Participant for each creation or redemption order in the Trust. The transaction fee relates to the cost to the Trust of entering into futures and/or forward positions in connection with such creation, or the cost to the Trust of liquidating futures and/or forward positions in connection with such redemption. This is shown on the Statement of Operations as transaction fee income.

F.	Income Taxes

The Trust is not an association taxable as a corporation and is treated as a partnership for federal, state and local income tax purposes.

No provision for federal, state, and local income taxes has been made in the accompanying financial statements because the Trust is not subject to income taxes. A beneficial owner of an interest in the Trust is individually responsible for their own tax payments on their proportionate share of income, gain, loss, deduction, expense and credit.

G.	Calculation of Net Asset Value

On each Business Day on which NYSE Arca is open for regular trading, as soon as practicable after the close of regular trading of the Shares on NYSE Arca (normally 4:00 P.M., New York City time), the Trustee will determine the net asset value of the Trust. Net asset value of the Trust

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

means the total assets of the Trust including all cash and cash equivalents or other debt securities less total liabilities of the Trust, each determined on the basis of United States generally accepted accounting principles, consistently applied under the accrual method of accounting. In particular, net asset value of the Trust includes any unrealized profit or loss on open forward contracts and futures contracts, and any other credit or debit accruing to the Trust but unpaid or not received by the Trust.

3 - Offering of the Trust Interests

The Trust will offer shares on a continuous basis. The Trust will issue and redeem Shares only in one or more blocks of 100,000 Shares, called Baskets, for a consideration in cash equal to the net asset value per Basket announced by the Trust on the first Business Day after the purchase or redemption order is Received by the Trust. Only institutions that enter into an agreement with the Trust to become Authorized Participants may purchase or redeem Baskets. The Trust will not redeem individual Shares or Baskets held by parties who are not Authorized Participants.

Redemptions of Trust interests in exchange for a consideration in cash are treated as sales for financial statement purposes.

4 - Trust Expenses

The Sponsor pays the amounts that would otherwise be considered the ordinary operating expenses, if any, of the Trust. In return, the Sponsor receives an allocation from the Trust that accrues daily at an annualized rate equal to x.xx% of the net asset value of the Trust.

The Trust incurs all brokerage commissions and other transaction related fees and expenses in connection with the trading activities of the Trust. These expenses are recorded as brokerage commissions and fees in the Statement of Operations as incurred.

The Sponsor assumes all initial offering costs and expenses. The Trust is not required to reimburse these amounts. In addition, the Sponsor is obligated under the Trust Agreement to pay the following administrative, operational and marketing expenses: (1) the fees of the Trustee, the Advisor, Wilmington Trust Company (the “Delaware Trustee”), State Street Bank & Trust Company (the “Trust Administrator”) and SEI Investments Distribution Co. (the “Processing Agent”), (2) NYSE Arca listing fees, (3) printing and mailing costs, (4) audit fees, (5) fees for registration of the Shares with the SEC, (6) tax reporting costs and (7) legal expenses up to $100,000 annually.

5 - Related Parties

iShares® Delaware Trust Sponsor LLC, is the Sponsor of the Trust, and Barclays Global Fund Advisors is the Advisor of the Trust. The Sponsor and the Advisor are considered to be related parties to the Trust.

6 - Indemnification

The Trust, the Sponsor and any officers, agents and delegates of the Trust (the “Indemnitees”) are entitled to indemnification from the Trust for any loss, damage, claim or expense (including reasonable attorney’s fees) incurred by any Indemnitee by reason of any act or omission performed or omitted by such Indemnitee on behalf of the Trust, unless such act or omission is the result of such Indemnitee’s gross negligence, bad faith or willful misconduct, and provided that such indemnity shall be provided out of, and only to the extent of, the Trust’s assets.

7 - Commitments and Contingent Liabilities

In the normal course of business, the Trust may enter into contracts with service providers that contain general indemnification clauses. The Trust’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet been made.

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

8 - Financial Highlights

The Trust is presenting the following financial highlights related to investment performance and operations for the periods from April xx, 2009 to April xx, 2009. The net investment income and total expense ratios are calculated using average net assets. The net investment income and expense ratios for the period from April xx, 2009 to April xx, 2009 have been annualized. The total return is based on the change in the net asset value during the period.

April xx, 2009 to April xx, 2009
Net asset value per Share, beginning of period	xx
Net investment income	xx
Realized and unrealized gain (loss)	xx

Net increase (decrease) in net assets from operations	xx

Net asset value per Share, end of period	xx

Ratio to average net assets:
Net investment income	x.xx	%
Expenses	x.xx	%
Total return	x.xx	%

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

9 - Investing in Forward and Futures Contracts

Substantially all of the Trust’s assets are invested in forward and/or futures contracts. The return on assets in the Portfolio, if any, will not be intended to track the performance of any index or other benchmark. There is no assurance the Trust will achieve its investment objectives.

In accordance with Financial Accounting Standards Board Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities, the following table shows the fair values of the open forward currency and futures contracts, by risk exposure category, on the Statement of Financial Condition as of April xx, 2009:

	Asset derivatives			Liability derivatives
	Location on Statement of Financial Condition	Fair value		Location on Statement of Financial Condition	Fair value
Interest rate contracts	Net variation margin receivable	$	xx	Net variation margin payable	$	xx

Foreign exchange contracts	Unrealized appreciation on forward currency contracts		xx	Unrealized depreciation on forward currency contracts		xx

Commodity contracts	Net variation margin receivable		xx	Net variation margin payable		xx

Equity contracts	Net variation margin receivable		xx	Net variation margin payable		xx

Other contracts	Net variation margin receivable		xx	Net variation margin payable		xx

Total		$	xx		$	xx

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

The following table shows the effect of the forward currency and futures contracts, by risk exposure category, on the Statement of Operations for the period ended April xx, 2009:

	Location of gain (loss) recognized on the Statement of Operations	Realized gain (loss) recognized on the Statement of Operations		Change in unrealized gain (loss) recognized on the Statement of Operations
Interest rate contracts	Net realized gain (loss) on futures contracts / Change in unrealized gain (loss) on futures contracts	$	xx	$	xx

Foreign exchange contracts	Net realized gain (loss) on forward currency contracts / Change in unrealized gain (loss) on forward currency contracts		xx		xx

Commodity contracts	Net realized gain (loss) on futures contracts / Change in unrealized gain (loss) on futures contracts		xx		xx

Equity contracts	Net realized gain (loss) on futures contracts / Change in unrealized gain (loss) on futures contracts		xx		xx

Other contracts	Net realized gain (loss) on futures contracts / Change in unrealized gain (loss) on futures contracts		xx		xx

Total		$	xx	$	xx

iShares® Diversified Alternatives Trust

Notes to Financial Statements

April xx, 2009

10- Investment Valuation

The Trust adopted Financial Accounting Standards Board Statement No. 157 (“FAS 157”), Fair Value Measurements. This standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs may be based on independent market data (“observable inputs”) or they may be internally developed (“unobservable inputs”). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are as follows:

Level 1 –	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Trust has the ability to access as of the measurement date;

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 –	Inputs that are unobservable for the asset or liability.

The following table summarizes the valuation of the Trust’s investments by the fair value hierarchy levels as of April xx, 2009:

Level	Level 1		Level 2		Level 3	Total
Treasury bills	$	xxx		—	—	$	xxx
Forward currency contracts		—	$	xxx	—	$	xxx
Futures contracts	$	xxx		—	—	$	xxx